Exhibit 99.1

HELIX BIOPHARMA CORP.

NOTICE AND MANAGEMENT PROXY CIRCULAR
FOR THE
DECEMBER 2009 ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD AT

Sheraton Parkway Toronto North
600 Highway 7 East
Richmond Hill, ON
Canada

Wednesday, December 9, 2009
10:00 a.m. (Toronto time)

this management proxy circular solicits proxies

There are a number of important matters that each shareholder should carefully consider in connection with the Meeting.

The Board of Directors of Helix BioPharma Corp. UNANIMOUSLY RECOMMENDS

that shareholders

VOTE FOR all matters set out in the enclosed form of proxy.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:(905) 841-2300
Fax:(905) 841-2244
Web: www.helixbiopharma.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, DECEMBER 9, 2009.

To the Shareholders:

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of Helix BioPharma Corp. (hereinafter called the “Company”) will be held on Wednesday, December 9, 2009 at 10:00 a.m. at the Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, ON, Canada (the “Meeting”), for the following purposes:

1.	To receive and consider the consolidated financial statements of the Company together with the auditor’s report thereon for the financial year ended July 31, 2009.

2.	To set the number of directors for election at the Meeting at seven (7).

3.	To elect directors to hold office for the ensuing year.

4.	To appoint Auditors for the ensuing year at a remuneration to be fixed by the directors.

5.
To consider, and if thought fit, to approve an ordinary resolution, with or without variation, in the form set out in Exhibit “B” to the accompanying Information Circular, confirming the repeal of the former By-Law No. 1 of the Company, as amended, and the adoption of new By-Law No. 1 (2009).

6.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

If you are a registered shareholder and are unable to attend the Meeting in person, please exercise your right to vote by signing, dating and returning the form of proxy provided within the time limit for deposit of proxies.

If you are a non-registered shareholder please refer to the voting instructions set out in the accompanying Information Circular under “Non-Registered Holders”.

To be effective, all proxies to be used at the Meeting must be received no later than 10:00 AM (Toronto time) on Monday, December 7, 2009 or, in the case of any adjournment or postponement of the meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting, by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.  Failure to properly complete or deposit a proxy may result in its invalidation.  The time limit for deposit of proxies may be waived by the Chairman at his discretion without notice.

DATED at Aurora, Ontario, Canada this 20th day of October, 2009.

HELIX BIOPHARMA CORP.

/s/ Donald H. Segal DONALD H. SEGAL Chairman	/s/ Kenneth A. Cawkell KENNETH A. CAWKELL Corporate Secretary

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

INFORMATION CIRCULAR FOR THE ANNUAL GENERAL AND SPECIAL
MEETING OF HELIX BIOPHARMA CORP. TO BE HELD ON
WEDNESDAY, DECEMBER 9, 2009

THIS MANAGEMENT PROXY CIRCULAR SOLICITS PROXIES

SOLICITATION OF PROXIES

This Management Information Circular accompanies the Notice of Annual General and Special meeting (the ‘‘Meeting’’) of the holders (‘‘Shareholders’’) of common shares (‘‘Common Shares’’) of Helix BioPharma Corp., (‘‘Helix’’ or the ‘‘Company’’) to be held on Wednesday, December 9, 2009 at 10:00 a.m. at the Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, ON, Canada and is furnished in connection with the solicitation by the management of the Company of proxies for use at the Meeting. The solicitation will be primarily by mail, telephone, email and facsimile. Proxies may also be solicited personally, by telephone, email or facsimile by regular employees or agents of the Company, or by agents of the Company hired for that purpose.  Georgeson Shareholder Communications Canada Inc. will be acting as soliciting agent for the Company to solicit proxies for the Meeting, for a fee up to approximately $50,000 in the case of an uncontested meeting and up to approximately $163,500 in the case of a contested meeting. The costs of this solicitation will be borne by the Company. This Management Information Circular is dated October 20, 2009 and the information contained herein is given as of October 20, 2009 except where otherwise noted.

Registered Holders
There are two methods by which a registered holder of shares can vote their shares at the meeting; in person at the meeting, or by proxy.  Should the registered holder not wish to attend the meeting or not wish to vote in person, his or her vote should be submitted by proxy.  Should the registered holder wish to vote in person at the meeting, he or she is nonetheless urged to vote by submitting a proxy – voting by proxy will not prevent a registered holder from voting in person if they attend the meeting and duly revoke their previously granted proxy, but will ensure that their vote is counted if they are unable to attend.

Appointment of Proxyholders
The persons named in the enclosed form of proxy are officers and/or directors of the Company.  A Shareholder has the right to appoint a person, who need not be a Shareholder, other than the persons designated in the enclosed form of proxy, to attend and act on behalf of the Shareholder at the Meeting.  To exercise this right, a shareholder may either insert such other person’s name in the blank space provided on the enclosed form of proxy or complete another appropriate form of proxy.  A proxy, to be valid, must be dated and signed by the shareholder or his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation.  If the proxy is executed by an attorney, officer, agent or other representative of a shareholder, then in order for the proxy to be valid, the Chairman may require such evidence of such representative's authority to execute the proxy, as the Chairman may in his discretion require.  The proxy, to be acted upon, must be deposited with the Company, c/o its agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, by 10:00 a.m. (Toronto time) on Monday, December 7, 2009 or, in the case of any adjournment or postponement of the meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting.  Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for the deposit of proxies may be waived at the discretion of the Chairman of the Meeting without notice.

Voting by Proxy
Common Shares represented by properly executed proxies in the enclosed form will be voted for or against or withheld from voting in accordance with the instructions of the shareholder on the proxy on any ballot that may be called for., and if the shareholder specifies a choice with respect to any matter to be voted upon, the shares will be voted accordingly.   In the absence of any instructions on the proxy, such Common Shares will be voted in favour of all matters identified on the form of proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matter which may properly come before the Meeting.

Revocation of Proxy
A Shareholder who has given a proxy may revoke it by an instrument in writing, executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited at the head office of the Company, 3 – 305 Industrial Parkway South, Aurora, ON, Canada, L4G 6X7, prior to the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

on the day of the Meeting at any time before the proxy being revoked is exercised in respect of any particular matter, or in any other manner permitted by law, including attending the Meeting in person.

Non-Registered Holders
In many cases, Common Shares of the Company are held by an intermediary on behalf of a beneficial holder (a ‘‘Non-Registered Holder’’).

Typically, such shares are held:
(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or
(b) in the name of a depository (such as The Canadian Depository for Securities Limited or ‘‘CDS’’).

In accordance with Canadian securities law, the Company has distributed copies of the notice of meeting, this management information circular and the form of proxy (collectively, the ‘‘Meeting Materials’’) to CDS and intermediaries for onward distribution to Non-Registered Holders.  Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has declined to receive them.  The Company may, however, require Intermediaries to forward Meeting Materials to all Non-Registered Holders, including those who have declined to receive them, at the cost of the Company. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.  Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the voting instruction form should be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided.

or

B. Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder should complete the form of proxy and deposit it with the Company, c/o its agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, as described above.  If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Non-Registered Holders should follow the instructions on the forms they receive and contact their broker or intermediaries promptly if they need assistance.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value, of which the Company has outstanding 59,800,335 Common Shares as at October 20, 2009, with each Common Share carrying the right to one vote.  The Company is also authorized to issue 10,000,000 preferred shares, issuable in series, of which none are currently outstanding.

According to the System for Electronic Disclosure by Insiders (“SEDI”) at www.sedi.ca, as at October 20, 2009, Mr. Sylwester and Dorota Cacek are listed under “Insider Information by Issuer” as an insider of Helix, holding a total of 7,060,000 common shares, or approximately 11.8% of the Company’s outstanding shares. In addition, the Caceks also hold 2,650,000 Series F warrants of Helix that, if exercised, would result in them holding approximately 15.55% of the total and outstanding common shares of Helix.

The directors have fixed October 23, 2009 as the Record Date.  Shareholders of record at the close of business on October 23, 2009, are entitled to vote at the Meeting or adjournments thereof.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.  Management of the Company proposes to seek shareholder approval at the Meeting, by ordinary resolution, to set the number of directors of the Company to stand for election at the Meeting at seven (7).  Such resolution requires an affirmative vote of a simple majority (>50%) of the votes cast by shareholders of the Company who vote in person or by proxy at the Meeting.

The following seven (7) persons are nominated by Management of the Company for election at the Meeting as directors of the Company.  All of the proposed nominees have consented to serve as directors if elected.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name of Nominee; Province and Country of Residence; and Position with the Company	Director Since	Principal Occupation for Last 5 Years	Shares Beneficially Owned, Directly and Indirectly, or Controlled
DONALD H. SEGAL, Ph.D. (1) Ontario, Canada -Chief Executive Officer -Director -Chairman of the Board	Jul. 31, 1995
Chairman of the Company October 18, 2007 to present; Chief Executive Officer of the Company April 1, 2004 to present; President of the Company April 1, 2004 to November 15, 2007; previously Executive Vice President of the Company
1,387,000 Common Shares(5)
KENNETH A. CAWKELL, LL.B. (3)(4) British Columbia, Canada -Corporate Secretary -Director	Jul. 31, 1995	Partner, Cawkell Brodie Glaister, LLP Business Lawyers	102,100 Common Shares(8)
JACK KAY (2)(4) Ontario, Canada -Director -Chair of the Governance Committee	Jan. 5, 2005	President and Chief Operating Officer of Apotex Inc., a pharmaceutical business	381,700 Common Shares(6)
GORDON M. LICKRISH, M.D., F.R.C.S.(C) (2)(3)(4) Ontario, Canada -Director -Chair of the Compensation Committee	Jan 23, 2007	Dr. Lickrish has his own medical practice and specializes in Gynecological Oncology. Prior to August 2003 he was a professor at the University of Toronto and professor emeritus, thereafter.	10,000 Common Shares(9)

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Name of Nominee; Province and Country of Residence; and Position with the Company	Director Since	Principal Occupation for Last 5 Years	Shares Beneficially Owned, Directly and Indirectly, or Controlled
JOHN DOCHERTY Ontario, Canada -President and Chief Operating Officer -Director	Jan 16, 2008
President of the Company since November 15, 2007 and Chief Operating Officer since December 17, 2008; previously, VP Corporate Development since June 2002 and Manager of Pharmaceutical Development for the Company.  Also President of PharmaDerm Laboratories, a former wholly-owned subsidiary of the Company, November 2004 to April 2008
100 Common Shares(7)
W. THOMAS HODGSON (2)(3) Ontario, Canada -Director -Chair of the Audit Committee	April 7, 2008
Senior Partner and Chairman of Greenbrook Capital Partners Inc., a financial advisory firm; Director, President and CEO of Magna Entertainment Corp from March 2005 to March 2006; and President of Strategic Analysis Corporation from November 2002 to March 2005
10,000 Common Shares(10)
KAZIMIERZ ROSZKOWSKI-SLIZ Warsaw, Poland -Director	Aug. 17, 2009
Director, since 1991, and Head of the Clinical Department, since 1986, of the National Tuberculosis and Lung Disease Research Institute; and National Consultant for Lung Diseases to the Ministry of Health, Poland since 1993
Nil Common Shares

(1)
Dr. Segal was Executive Vice President for the Company from July 1995 to April 2004, when he was appointed President/Chief Executive Officer. He relinquished the title of President in November 2007 to facilitate the promotion of John M. Docherty.  Dr. Segal was also appointed by the Board as acting interim Chairman of the Board of Directors on October 15, 2007 and was initially appointed as Chairman of the Board of Directors on January 29, 2008.

(2)	Current member of Audit Committee.
(3)	Current member of Compensation Committee.
(4)	Current member of Governance Committee.
(5)	Consists of 1,387,000 common shares. Does not include options to purchase 575,000 common shares.
(6)	Consists of 371,700 common shares held directly by Jack M. Kay in addition to 10,000 common shares held by a child of Jack M. Kay. Does not include options to purchase 200,000 common shares.
(7)	Consists of 100 common shares. Does not include options to purchase 450,000 common shares.
(8)
Consists of 37,743 common shares held directly by Kenneth A. Cawkell in addition to 2,000 shares held in an RESP and 62,357 common shares held by Mr. Cawkell’s spouse.  Does not include options to purchase 200,000 common shares.

(9)	Does not include options to purchase 120,000 common shares.
(10)	Consists of 10,000 common shares. Does not include options to purchase common shares.

BIOGRAPHIES
The following is a brief biography of each of the proposed directors of the Company as of the date of this Information Circular.

Donald Segal, M.Sc., Ph.D.
Director, Chairman, and Chief Executive Officer
Dr. Segal has over 33 years experience in the pharmaceutical and bio-technology industries. Prior to joining the Company in 1995, he founded and managed two successful life science companies that he subsequently sold; these companies manufactured human diagnostic test kits for both the domestic and international markets. He has served on the Biotechnology Panel for the Natural Sciences and Engineering Research Council of Canada as one of the representatives from the business sector involved in the research granting system. He was Executive Vice President for the Company from July 1995 to April 2004, when he was appointed President/Chief Executive Officer. He relinquished the title of President in November 2007 to facilitate the promotion of John M. Docherty. Donald H. Segal’s business functions, as Chief Executive Officer, include supervision of the Company’s corporate affairs and responsibility for developing new financial, partnering and other strategic initiatives for the Company. As a director, Dr. Segal participates in management oversight and helps to ensure compliance with our corporate governance policies and standards and as Chairman leads and ensures the effectiveness of the Board of Directors (the “Board”).

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

John M. Docherty, M.Sc.
President & Chief Operating Officer
Mr. Docherty has extensive multi-disciplinary experience in the pharmaceutical and bio-technology industries. Since joining Helix in 1999 in the position of Pharmaceutical Development Manager, he has played an integral role in implementing the development plan for the Company’s lead product, the patented injection-less Interferon Alpha-2b cream. After he was appointed Vice President of Corporate Development in June 2002, he liaised with strategic partners and sought and developed new opportunities for in-licensing and out-licensing of technology. Since his appointment as President in November 2007, his business functions include enhancing the Company’s public profile, overseeing advancing clinical programs, and managing the Company’s day-to-day operations.  He was awarded the additional title of Chief Operating Officer in December, 2008.  He holds a B.Sc. in Toxicology and a M.Sc. in Pharmacology from the University of Toronto. Prior to joining the Company, he was a corporate and operational strategy consultant with PricewaterhouseCoopers Pharmaceutical Consulting Group, from 1998 to 1999.

Jack Kay
Director
Mr. Kay is President and Chief Operating Officer of The Apotex Group, the largest Canadian-owned group of pharmaceutical companies. He has over 35 years of senior operational, sales and marketing experience within the pharmaceutical industry. He is a director of several institutional and charitable organizations, including past Chairman of both the Humber River Regional Hospital and the International Schizophrenia Foundation. He currently is Vice Chairman of the Canadian Generic Pharmaceutical Association. He is also a director of Cangene Corporation, a TSX traded public company. As an independent director, Mr. Kay supervises management and helps to ensure compliance with corporate governance policies and standards.

Kenneth Cawkell, B.A., LL.B.
Director and Corporate Secretary
Mr. Cawkell has been a partner in the law firm of Cawkell Brodie Glaister LLP since 1987 and has experience in intellectual property law and technology transfer. He has served as Corporate Secretary since July 1995 and he also served as the Company’s Interim Chief Financial Officer from August 2004 to May 2005. He serves on the board of directors of a number of TSX Venture Exchange listed companies: since 1998, MBMI Resources Inc.; since 2003, TIO Networks Corp. (formerly Info Touch Technologies Corp.); since 2007, Solarvest BioEnergy Inc. (formerly GCH Capital Partners Inc.); since 2007, Garson Gold Corp.; and since July, 2008, Centurion Minerals Ltd.  As a director, Mr. Cawkell participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Gordon Lickrish, M.D., F.R.C.S.(C)
Director
Dr. Lickrish has a private medical practice in the area of Gynaecology/Oncology.  He was formerly the Head of the Pre-Invasive Program, Department of Obstetrics and Gynaecology, Division of Gynaecology and Oncology at the Toronto General Hospital and Princess Margaret Hospital. Prior to August 2003, he was a Professor at the University of Toronto and Professor Emeritus, thereafter. As an independent director, Dr. Lickrish supervises management and helps to ensure compliance with corporate governance policies and standards.

W. Thomas Hodgson
Director
Mr. Hodgson is currently Senior Partner and Chairman of Greenbrook Capital Partners Inc. and acts as an advisor to the chairman of Magna International Inc.  Mr. Hodgson has been a board member of MI Developments Inc. and was Director, President and Chief Executive Officer of Magna Entertainment Corp. from March 2005 to March 2006. From November 2002 to March 2005, Mr. Hodgson was President of Strategic Analysis Corporation. Prior to that, Mr. Hodgson held senior positions with Canadian financial institutions and U.K. companies since 1979, including Canadian Imperial Bank of Commerce, Canada Permanent Trust Co. Central Guaranty Trust, where he served as President and Chief Executive Officer, Marathon Asset Management Inc., where he served as President, and GlobalNetFinancial.com, where he served as Chief Operating Officer and laterally President and Chief Executive Officer. Mr. Hodgson holds an MBA from Queen’s University, Kingston, Ontario.

Kazimierz Roszkowski-Sliz, M.D., PhD, Prof.
Director
Professor Roszkowski-Sliz is currently a Director and Head of the Clinical Department of the National Tuberculosis and Lung Disease Research Institute.  Since 1993, he has also acted as the National Consultant for Lung Diseases to the Ministry of Health, Poland.  He joined the Board of Helix in August 2009.  Prof. Roszkowski-Sliz holds a medical degree from the Medical Academy in Warsaw, Poland and a Ph.D. from the Postgraduate Medical Centre in Warsaw. He became Associate Professor at the National Tuberculosis and Lung Disease Research institute in 1986 and a Professor in 1992.

To the best of the Company’s knowledge, none of the proposed nominees for Director, (a) is, or has been within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while such

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except Kenneth A. Cawkell.   Mr. Cawkell has been a director of MBMI Resources Inc. (“MBMI”) since 1998. Between June 05, 2009 and June 24, 2009, MBMI was subject to a voluntary Management Cease Trade Order (“MCTO”), relating to the late filing of the Company’s financial statements for the year ended January 31, 2009.  Financial constraints had delayed payment to the auditors of the Philippine joint venture interests which delayed reporting to the Issuer’s Canadian auditor.  Upon review of applicable securities legislation and after conferring with the British Columbia Securities Commission regarding the default, the Company elected to apply for the MCTO.  On June 22, 2009, the Company filed the audited financial statements with the Securities Commissions and the MCTO was revoked.   During its reorganization in 2002, MBMI was the subject of a cease trade order for a two month period for failure to file financial statements, which order was lifted in September 2002 after the reorganization was completed and the financial statements filed.  MBMI was also the subject of a cease trade order issued on September 21, 2007 relating to the filing of technical reports pursuant to National Instrument 43-101 on MBMI’s Philippine Nickel laterite properties and news releases related thereto. The cease trade order was revoked on November 8, 2007 on MBMI’s issuance of a clarifying news release and the filing of an amended technical report on its Alpha property and shares resumed trading on the TSX Venture Exchange on November 15, 2007; (ii) was subject to an event that resulted, after such director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee, Purpose and Objectives
The Company has established a Compensation Committee of the Board whose purpose, in part, is to review and recommend to the Board the overall compensation of the executive officers of the Company and assure that they are compensated effectively in a manner consistent with the Company’s business, goals and objectives, stage of development, financial condition and prospects, and the competitive environment.  Final decisions on executive compensation are made by the Board. The Chairman & Chief Executive Officer of the Company and the President & Chief Operating Officer of the Company are also directors of the Company, and each abstains from considering or voting on his own compensation.

The Compensation Committee currently consists of Gordon Lickrish (Chair), W. Thomas Hodgson, and Kenneth A. Cawkell.  Slawomir Majewski was also a member of this Committee since the beginning of the last fiscal year until August 11, 2009 when he resigned as a director.  Mr. Hodgson was assigned by the Board to assist the Compensation Committee on October 20, 2008 and he became a full member of the Compensation Committee on December 17, 2008.   The members of the Compensation Committee are considered by the Board to be independent directors, except Mr. Cawkell.  See “Corporate Governance” below.

In recommending compensation packages for executive officers, the Compensation Committee seeks to accomplish the following objectives:

(i)	to motivate the Company’s executive officers to achieve the Company’s performance objectives by rewarding accomplishment of objectives;

(ii)
to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies; and

(iii)	to align the interests of the Company’s executive officers with the long-term interests of shareholders through participation in the Company’s incentive stock option plan.

The compensation programs of the Company are designed to motivate and reward performance, where performance is measured through advances in achieving the Company’s business objectives, as determined by the Board.

Compensation Review- Senior Executives
During the last fiscal year, the Compensation Committee undertook a thorough review of the Company’s compensation programs for its Chief Executive Officer, President & Chief Operating Officer, Chief Financial Officer and Chief Scientific Officer (the “Senior Executives”).  To assist in this review, management engaged Mungall Consulting Group (“Mungall”) to report on the compensation programs for the Company’s Senior Executives relative to their peer group in other “like” companies.    Mungall

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extracted data from the management information circulars for companies listed on the Toronto Stock Exchange in the same industry classification as the Company.   From this group, the most relevant comparator organizations were identified as those whose products / research are in the clinical trial stage of development.  Mungall also reviewed additional compensation data available in the broader market place through published survey sources in order to provide a secondary benchmark for consideration by the Company’s Compensation Committee.  Mungall’s key benchmark statistic for Helix and its comparator organizations was market capitalization, which at the time placed Helix at the 80th percentile of comparator organizations based on such statistic.   Mungall’s analysis indicated that the Company’s executive base salary compensation was low relative to the comparator organizations and the broader marketplace.   Its recommendations to the Compensation Committee included that the Committee validate the group of comparator organizations used in its executive compensation analysis, and determine a market positioning relative to this group of organizations for base salary and total compensation.

The comparator organization group identified by Mungall was further narrowed by the Compensation Committee to comprise five companies (the “Comparator  Group”) considered to be most comparable to Helix based on market capitalization and stage of growth.  These were Prometic Life Sciences Inc., Oncolytics Biotech Inc., Labopharm Inc., Protox Therapeutics Inc. and Bioniche Life Sciences Inc.

Elements of Compensation

a.           Principal Components – Senior Executives
On December 17, 2008, the Compensation Committee recommended that, to simplify the Company’s compensation programs for its Senior Executives and bring them more in line with other biotechnology companies, certain previous elements of compensation be discontinued in favour of salary adjustments made effective November 1, 2008, the adoption of a performance based bonus plan, and the award of stock options.

Accordingly, the compensation package of the Senior Executives was modified to consist of the following principal components: salary, eligibility for bonus based on performance measures established for fiscal 2009, stock options, and participation in the Company’s amended health plan for which premiums, other than long term disability and critical illness premiums, are made by the Company on behalf of all employees, including each NEO.  The Company also continues to provide separate life, disability and health insurance for the CEO.   In addition, in fiscal 2009, the Company also made a vacation pay settlement to each of the Senior Executives in respect of previous unused vacation days and at the same time, restricted the number of vacation days which may be carried forward in future.

In determining base salaries and maximum performance bonus levels for the Senior Executives, and after taking into account each individual’s responsibilities, experience and past performance as well as the Company’s financial condition and prospects, the Compensation Committee recommended that base salaries be set at the average or slightly less than average of the base salaries in the Comparator Group for equivalent positions, and that bonus levels be set based on performance criteria which, if fully achieved, would provide total salary and bonus to each Senior Executive at slightly higher than the average level of combined salary and bonus for equivalent positions in the Comparator Group.   The Board adopted these recommendations.

Each Senior Executive is paid the following annual salary, commencing as of November 1, 2008, and was entitled to earn a performance bonus for the 2009 fiscal year of an amount up to the following percentage of such salary (an “Eligible Bonus”):

Name	Title	Salary	Bonus
Donald Segal	Chief Executive Officer1	$350,000	35%
Photios (Frank) Michalargias	Chief Financial Officer	$230,000	25%
John Docherty	President and Chief Operating Officer1	$220,000	35%
Heman Chao	Chief Scientific Officer	$200,000	35%

 1 Donald Segal and John Docherty are also directors of the Company and Donald Segal is its Chairman of the Board.  However, these individuals are not separately compensated in such capacities.

Twenty percent (20%) of each Senior Executive’s Eligible Bonus was based on group bonus performance criteria recommended by the Compensation Committee in consultation with the Senior Executives, with two-thirds of the group total based on meeting financing and financial targets and the remaining one-third based on the registration of the Company’s common shares with the U.S. Securities and Exchange Commission (achieved in March, 2009).

The remaining 80% of each Senior Executive’s Eligible Bonus was based on criteria specific to such Senior Executive, as recommended by the Compensation Committee after consulting with the CEO, who in turn consulted with the remaining Senior Executives.  The performance criteria for the Senior Executives included advancements in development activities for the Company’s lead drug development programs; advancements in research; financial, accounting, taxation and financing matters; matters concerning corporate governance and key personnel; and activities designed to expand the Company’s public profile. The

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difficulty of achievement of the individual Senior Executive’s performance criteria was generally considered to range from moderately difficult to difficult.  The group criteria was considered achievable by the Company except for the financing target, which was considered difficult to achieve due to current market conditions and the fact that financing for development stage companies such as Helix is generally challenging.

Subsequent to the end of the 2009 fiscal year, the Compensation Committee considered the performance bonuses for the 2009 fiscal year and noted that there had been significant progress on all performance criteria.  The Committee also noted that the performance criteria not fully achieved resulted from events which were beyond the executives’ control.  As a consequence, the Compensation Committee determined that in certain cases, a discretionary bonus was appropriate.   The Board approved the bonuses as follows:

Don Segal	$122,500.00
Frank Michalargias	$57,500.00
John Docherty	$77,000.00
Heman Chao	$70,000.00

b.           Principal Components - William Chick, VP Product Distribution
The compensation of the Company’s remaining Named Executive Officer for fiscal 2009, William Chick, VP Product Distribution, has not been separately considered by the Compensation Committee in past years.  Mr. Chick was originally employed by Rivex Pharma Inc. (“Rivex”) in 1997, a wholly-owned subsidiary of the Company, initially as VP Sales and Marketing and subsequently as its President.   Upon the amalgamation in 2008 of the Company with Rivex, Mr. Chick became VP, Product Distribution of Helix.  Mr. Chick’s primary role as former President of Rivex and as the current VP Product Distribution of Helix is to manage the distribution and sale of products for which Helix is the distributor in Canada.  Mr. Chick’s compensation has traditionally consisted of a base salary, sales commissions, participation in the Company’s health benefits plan, the award of stock options and a car allowance.   Mr. Chick’s compensation has been established in consultation with senior management of the Company.

c.           Stock Options
Options to purchase common shares are granted to the Named Executive Officers from time to time pursuant to the Company’s stock option plan as a means of aligning the interests of officers with shareholders, attracting and retaining personnel, and acting as a long-term incentive to personnel by encouraging commitment to the Company and its objectives.

In 2008, the Company adopted its current stock option plan, entitled the “2008 Stock Option Plan” (the “Plan”), which replaced the Company’s previous stock option plan.  The Plan was initially recommended by the CEO and CFO and considered by the entire Board in October, 2008.   It was approved by shareholders on December 16, 2008 and implemented by the directors on December 17, 2008.  Upon implementation, all options outstanding under the previous stock option plan became subject to the Plan.

The Compensation Committee administers the Plan and has authority to amend the Plan, subject to certain exceptions.  See Securities Authorized For Issuance Under Equity Compensation Plans - 2008 Stock Option Plan below for a description of the Plan, including the authority of the Compensation Committee to amend the Plan.

On December 17, 2008, options to purchase up to a total of 250,000 common shares, having 8 year terms expiring December 17, 2016, were granted to each of the Named Executive Officers.  These grants were made primarily to provide the Named Executive Officers with longer-term incentives, with 25% vesting on the day of grant, and 25% vesting on the first, second and third anniversaries of the day of grant.  These options were initially proposed by management, were reviewed and recommended to the Board by the Compensation Committee, and were approved by the Board as recommended.  Previous option grants were taken into account in proposing, reviewing and approving the new option grants.  The granting of options is entirely at the discretion of the Board, upon recommendation by the Compensation Committee.  There is currently no pre-established time for considering or granting options to the Named Executive Officers.    Pursuant to the Plan, upon a change of control (as defined in the Plan) of the Company, all unvested options shall immediately vest.

d.           Perquisites and Personal Benefits

Any perquisite or personal benefit proposed by management must be reviewed and recommended to the Board by the Compensation Committee, and approved by the Board.

e.           Termination or Change of Control Payments
Termination and change of control payments are a matter of contract between the Company and each Named Executive Officer, and are further described under “Termination and Change of Control Benefits” below.

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Directors’ and Officers’ Liability Insurance; Indemnity Payments
The Company purchases annual insurance coverage for directors' and officers' liability.  The current term (March 1, 2009 to March 1, 2010) premium of US$94,012 is paid entirely by the Company.  The insurance coverage under the policy is limited to an aggregate of $15,000,000.  The Company has deductibles under the policy of $50,000 or $150,000, depending on the claim.  No deductibles apply to claims under the policy made by directors or officers.  The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

No indemnification under section 124 of the Canada Business Corporations Act has been paid or is to be paid for the last completed financial year.

Performance Graph
The graph below compares cumulative total shareholder return on the common shares of the Company for the last five financial years with the total cumulative return from the S&P/TSX Composite Index (“Index”) over the same period.  The graph assumes that $100 was invested on July 31, 2004 in the Company and in the Index, and that all dividends have been reinvested.  The first plot point on the graph represents July 31, 2004, and each remaining plot point on the graph represents the Company’s financial year-end of July 31st for the indicated year.

Helix’s NEO’s compensation has been trending up in order to bring their compensation more in line with industry standards.

Summary Compensation Table
The following table sets forth certain information regarding the compensation for the fiscal years ended July 31, 2009, July 31, 2008 and July 31, 2007  of  (i) the Chief Executive Officer  and the Chief Financial Officer of the Company and (ii) the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at July 31, 2009, whose total compensation was, individually, more than $150,000 for the fiscal year 2009 (calculated in accordance with the prescribed form), or who would have been such an executive officer but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the 2009 fiscal year (collectively, the “Named Executive Officers” or “NEO”s).

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Summary Compensation Table

Name and principle position	Fiscal Year	Salary ($)	Share-based awards ($)	Options- based awards (1)		Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation (3) ($)	Total ($)
				Number of securities underlying options	Value based on grant date fair value ($)	Annual incentive plans(2)	Long-term incentive plans(4)
Donald H. Segal Chief Executive Officer	2009 2008 2007	$332,500 $290,833 $271,667	$0 $0 $0	250,000 Nil Nil	$305,000 $0 $0	$122,500 $50,000 $0	$0 $0 $0	$0 $0 $0	$116,832 $89,511 $93,336	$876,832 $430,344 $365,003
Photios (Frank) Michalargias Chief Financial Officer	2009 2008 2007	$223,750 $215,833 $196,667	$0 $0 $0	250,000 Nil Nil	$305,000 $0 $0	$57,500 $50,000 $0	$0 $0 $0	$0 $0 $0	$18,196 $9,779 $9,622	$604,446 $275,612 $206,289
John M. Docherty President & COO	2009 2008 2007	$205,000 $170,625 $156,250	$0 $0 $0	250,000 Nil Nil	$305,000 $0 $0	$77,000 $50,000 $0	$0 $0 $0	$0 $0 $0	$15,594 $6,987 $6,832	$602,594 $227,612 $163,082
Heman Chao Chief Scientific Officer	2009 2008 2007	$190,000 $170,625 $156,250	$0 $0 $0	250,000 Nil Nil	$305,000 $0 $0	$70,000 $50,000 $0	$0 $0 $0	$0 $0 $0	$17,807 $10,061 $9,622	$582,807 $230,686 $165,872
William Chick(5) VP Product Distribution	2009 2008 2007	$122,500 $117,293 $110,002	$0 $0 $0	250,000 Nil Nil	$305,000 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	$62,068 $62,179 $59,102	$489,568 $179,472 $169,104

(1)	In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions:
Risk-free interest rate: 0%
Dividend yield: 2.44%
Expected volatility of share price: 64.30%
Expected life: 8 years

The estimated fair value of options granted during the fiscal year ended July 31, 2009 is $1.22 per option.  The options were granted December 17, 2008 and vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.

(2)	Consists of performance bonus earned in the fiscal year. Bonuses earned in fiscal 2009 were paid subsequent to the end of the fiscal year. See “Compensation Discussion and Analysis” above.
(3)
“All Other Compensation” includes automobile allowance, the Company’s contribution to life, disability, Company paid health benefits premiums, extended health insurance premiums, payments in lieu of accrued vacation for all Named Executive Officers except William Chick, sales commissions for William Chick only, and contributions by the Company to a registered retirement savings plan (“RRSP”).

(4)	The Company does not have a non-equity based long-term incentive plan.
(5)	Mr. Chick’s sales commissions, included in “All Other Compensation” in the above table were $50,510 for fiscal 2009; $51,581for fiscal 2008; and $48,966 for fiscal 2007.

On December 17, 2008, the Board of Directors revised the base salaries, bonus entitlement, and other annual compensation of its Named Executive Officers, other than William Chick.  See “Compensation Discussion and Analysis” above.

Outstanding Share-Based and Option-Based Awards - Named Executive Officers
The following table details the stock option awards outstanding for the Named Executive Officers at the end of the most recently completed financial year.

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Name	Option-based awards				Share-based awards(1)
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested	Market or payout value of shares or units of shares that have not vested ($)
Donald H. Segal	250,000 125,000 200,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$115,000 $17,500 $0	0 0 0	$0 $0 $0
Photios (Frank) Michalargias	250,000 100,000 50,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$115,000 $14,000 $0	0 0 0	$0 $0 $0
John M. Docherty	250,000 100,000 100,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$115,000 $14,000 $0	0 0 0	$0 $0 $0
Heman Chao	250,000 100,000 100,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$115,000 $14,000 $0	0 0 0	$0 $0 $0
William Chick	250,000 75,000	$1.68 $2.00	17-Dec-2016 30-Jun-2010	$115,000 $10,500	0 0	$0 $0
(1) The Company does not grant any share-based awards.

Incentive Plan Awards – value vested or earned during the year - Named Executive Officers
The following table sets out the incentive plan awards value vested to or earned by each Named Executive Officer at the end of the most recently completed financial year.

Name	Option-based awards - Value vested during the year(1)	Share-based awards - Value vested during the year(2)	Non-equity incentive plan compensation - Value earned during the year(3)
Donald H. Segal	$ 0	$ 0	$ 122,500
Photios (Frank) Michalargias	$ 2,167	$ 0	$ 57,500
John M. Docherty	$ 0	$ 0	$ 77,000
Heman Chao	$ 0	$ 0	$ 70,000
William Chick	$ 0	$ 0	$ 0

(1)
On December 17, 2008, options to purchase up to 250,000 common shares were granted to each Named Executive Officer.  Twenty-five percent of such options (62,500) vested on the day of grant.   As such, the vested options have no value when compared to market price. Other options which vested during the year were not in-the-money.

(2)	The Company does not grant any share-based awards.
(3)	Performance Bonus for fiscal 2009. As William Chick receives sales commissions, he does not participate in a bonus plan. See “Compensation Discussion and Analysis” above.

For a description of the Company’s 2008 Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans - 2008 Stock Option Plan” below.

Termination and Change of Control Benefits
We have entered into service contracts with our senior management, or “Named Executive Officers”, as follows:

Dr. Segal’s employment agreement currently provides for his employment by the Company as the Company’s Chief Executive Officer.  The employment agreement has no fixed term, and currently provides for a base salary of $350,000, an annual performance-based bonus to be agreed upon, term life and disability insurance, and other employee benefits as provided to other

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senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board Committee.  In the event of termination of employment by the Company without cause (including the removal of the employee from his position, the failure to reappoint him to his position, making a fundamental change in his responsibilities not accepted by him, or compelling him to work outside the York Region in Ontario without his consent), or by the employee within 6 months following a change of control of the Company (as defined in the employment agreement), or by the employee within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to two times the aggregate compensation paid to the employee for the previous 12 months, and will either extend all insurance coverage for the following 24 months or pay the employee an amount equal to the cost of coverage for such period.  The amount that would have been paid to Dr. Segal if his employment was terminated on July 31, 2009 due to any of the foregoing reasons is approximately $903,000.  In addition, had the termination occurred on July 31, 2009 as a result of a change of control (as defined in the 2008 Stock Option Plan), all of Don Segal’s  unvested options to purchase 187,500 common shares at an exercise price of $1.68 per share would have automatically vested at the time of the change of control.  The closing price of the Company’s common shares on July 31, 2009 was $2.14.  In the event that the employee dies or becomes disabled, the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to the employee.  Had Dr. Segal’s employment so terminated on July 31, 2009, the total of such payments would be $432,500.

The employment agreements with the Company’s President and Chief Operating Officer, Chief Financial Officer and Chief Scientific Officer, as amended, contain substantially the same terms, except primarily as to base salary. These employment agreements have no fixed term, and provide for a current base salary of $230,000 for Photios (Frank) Michalargias, Chief Financial Officer, $220,000 for John Docherty, President & Chief Operating Officer, and $200,000 for Heman Chao, Chief Scientific Officer.  They also provide for an annual performance-based bonus to be agreed upon and other employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a Board Committee.  In the event of termination of employment by the Company without cause (including the removal of the Named Executive Officer from his position, the failure by the Company to reappoint him to his position, or making a fundamental change in his responsibilities not accepted by him), or by the Named Executive Officer within 6 months following a change of control of the Company (as defined in the employment agreement), or by the Named Executive Officer within 30 days of a material breach by the Company, then the Company will pay the employee severance equal to one year’s annual salary, plus an additional one month annual salary for every full year of employment completed by the employee, up to an additional 12 months, plus an amount equal to the amount of any bonus paid during the previous 12 months, and will either extend all insurance and benefits  coverage for the following 12 months or pay the employee an amount equal to the cost of coverage for such period.  The amount that would have been paid to the CFO, President and COO, and CSO if their employment terminated on July 31, 2009 due to any of the foregoing reasons is approximately $322,000; $407,000 and $395,000, respectively.  In addition, had the termination occurred on July 31, 2009 as a result of a change of control (as defined in the 2008 Stock Option Plan), all of the unvested options to purchase 187,500 common shares at an exercise price of $1.68 per share held by the Named Executive Officer would have automatically vested at the time of the change of control.  The closing price of the Company’s common shares on July 31, 2009 was $2.14.  In the event that the employee dies or becomes disabled, then the Company will pay the salary accrued to the date of deemed termination and for one year subsequent to termination, plus a pro-rated portion of the annual bonus most recently paid to him.   Had the employment of the CFO, President & COO, or CSO so terminated on July 31, 2009, the total of such payments would be $323,477, $304,455 and $289,185, respectively.

William Chick’s employment agreement currently provides for his employment by the Company as the Company’s VP Product Distribution.  The employment agreement has no fixed term, and currently provides for a base salary of $122,500, and performance compensation of 1.5% of the first $1.5M of gross sales, plus 2% of gross sales thereafter, standard employee benefits as provided to other senior employees, including the grant of stock options from time to time as approved by the Board or a relevant Board Committee.  In the event of termination of employment by the Company without cause, then the Company is required to give at least 9 months notice or payment of 9 months salary.  The amount that would have been paid to Mr. Chick if his employment was terminated on July 31, 2009 without cause is approximately $82,500.  In addition, in the event of a change of control at July 31, 2009 (as defined in the 2008 Stock Option Plan), unvested options to purchase 187,500 common shares at an exercise price of $1.68 per share would have automatically vested. The closing price of the Company’s common shares on July 31, 2009 was $2.14.

In the event of termination other than for cause of a Senior Executive, all options to purchase common shares then held by the Senior Executive will terminate on the earlier of the original expiry date(s) of such options or one year following termination of employment.  In the event of termination other than for cause of William Chick, all options to purchase common shares held by him will terminate on the earlier of the original expiry date(s) of such options or 30 days, and up to one year, following termination, as determined by the Compensation Committee.   In the case of termination of any Named Executive Officer for cause, all options then held by such executive shall terminate on the date of termination for cause.

All employment arrangements with the Company’s Named Executive Officers include (i) non-solicitation obligations to the Company continuing for 24 months following termination of the officer’s employment with the Company; (ii) non-disclosure covenants requiring the officer to keep the Company’s confidential information confidential and prohibiting its use other than on

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behalf and for the benefit of the Company, both during employment and for an indefinite period thereafter; and (iii) covenants providing that intellectual property created or developed by the officer during or, in certain circumstances, after termination of, his or her employment with the Company belong to the Company.

The following constitutes a “change of control” for purposes of the employment agreements of the Senior Executives:

(a)	a change in the composition of the Board of Directors of the Company occurring within any two-year period, as a result of which fewer than a majority of such directors are incumbent directors.
(b)
upon completion of any merger, arrangement or amalgamation involving the Company, provided that upon such completion a majority of the directors are not incumbent directors or the particular executive is not an incumbent director;

(c)
when any person holding 20% of the shares Company (a “Control Person”) or any person acting jointly or in concert with them votes against any proposal put before the shareholders of the Company by the Board of Directors of the Company, and such proposal is in fact defeated by the requisite majority of votes of shareholders of the Company;

(d)
when any Control Person or any person acting jointly or in concert with a Control Person votes in favour of any proposal put before the shareholders of the Company other than by the Board of Directors of the Company and such proposal is in fact approved by the requisite majority of votes of shareholders of the Company; or

(e)	when the Company’s shares listed on certain stock exchanges are delisted.

Pursuant to the terms of our 2008 Stock Option Plan, upon a change of control (as defined in the 2008 Stock Option Plan), all options granted under the 2008 Stock Option Plan shall immediately vest, notwithstanding any contingent vesting provision to which such options may have otherwise been subject.

Compensation of Directors

In the fiscal year ended July 31, 2009, Donald H. Segal, a director, Chairman of the Board, and Chief Executive Officer of the Company, and John Docherty, a director and the President & Chief Operating Officer of the Company, received the compensation set out in the Summary Compensation Table above. They were not compensated in their capacities as directors, or in the case of Donald H. Segal, in his capacity as Chairman of the Board.

Directors that are not employed by the Company are paid a fee of $2,000 per month for acting as a director.  The Chair of each committee of the Board and, since December 17, 2008, the Corporate Secretary, are paid an additional $1,000 per month for acting in those capacities. The Company’s directors also participate in the Company’s Stock Option Plan.

Director Compensation Table
During the most recently completed financial year ended July 31, 2009, the non-management directors were granted the following options, and earned the following fees:

Name	Fees Earned ($)	Share-based awards ($)(3)	Option-based awards ($)(4)	Non-equity incentive plan compensation ($)(3)	Pension Value ($)	All other compensation ($)	Total ($)

Kenneth A. Cawkell	$31,000	Nil	$122,000	Nil	Nil	Nil	$153,000
Jack M. Kay	$36,000	Nil	$122,000	Nil	Nil	Nil	$158,000
Gordon M. Lickrish	$36,000	Nil	$122,000	Nil	Nil	Nil	$158,000
W. Thomas Hodgson	$36,000	Nil	$122,000	Nil	Nil	Nil	$158,000
Slawomir Majewski (1)	$24,000	Nil	$122,000	Nil	Nil	Nil	$146,000
Kazimierz Roszkowski-Sliz (2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	Dr. Majewski, stepped down from the Board on August 11, 2009 to assume the advisory role of European medical director for Helix.

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(2)	Dr. Kazimierz Roszkowski-Sliz was appointed to the Board on August 17, 2009, subsequent to the 2009 fiscal year end.
(3)	The Company does not grant any share based awards.
(4)	In establishing the fair value of the option awards, the Black-Scholes model was used with the following assumptions:

Risk-free interest rate:                             0%
Dividend yield:                                    2.44%
Expected volatility of share price:   64.30%
Expected life:                                      8 years
The estimated fair value of options granted during the fiscal year ended July 31, 2009 is $1.22 per option.  The options were granted December 17, 2008 and vest 25% on the day of grant, and 25% on each of the first, second and third anniversaries of the day of grant.

The non-management directors of the Company do not receive benefits upon termination of their position as directors, but are entitled to exercise all options granted to them prior to such termination until the earlier of (i) the original expiry date of the option; and (ii) one year following termination.

Outstanding Share-Based and Option-Based Awards – Non-Management Directors

The following table sets out incentive option-based awards held by each non-management director as of July 31, 2009, the end of the most recently completed financial year.  The Company has not granted any share-based awards.

Name	Options- based awards				Share- based awards(3)
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested	Market or payout value of shares or units of shares that have not vested ($)
Kenneth A. Cawkell	100,000 75,000 25,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$46,000 $10,500 $0	0 0 0	$0 $0 $0
Jack M. Kay	100,000 75,000 25,000	$1.68 $2.00 $3.00	17-Dec-2016 30-Jun-2010 31-Jul-2011	$46,000 $10,500 $0	0 0 0	$0 $0 $0
Gordon M. Lickrish	100,000 20,000	$1.68 $2.00	17-Dec-2016 30-Jun-2010	$46,000 $2,800	0 0	$0 $0
W. Thomas Hodgson	100,000	$1.68	17-Dec-2016	$46,000	0	$0
Slawomir Majewski (1)	100,000	$1.68	17-Dec-2016	$46,000	0	$0
Kazimierz Roszkowski-Sliz (2)	0	n/a	n/a	$0	0	$0
(1)	Dr. Majewski, stepped down from the Board to assume the advisory role of European medical director for Helix, effective August 11, 2009.
(2)	Dr. Kazimierz Roszkowski-Sliz was appointed to the Board on August 17, 2009, subsequent to the end of the 2009 fiscal year.
(3)	Calculated as the difference between the market value of the common shares subject to option at July 31, 2009, the end of the last fiscal year, and the option exercise price for the common shares.
(4)	The Company does not grant any share-based awards.

Incentive Plan Awards – value vested or earned during the year – Non-Management Directors

The following table sets out the incentive plan awards value vested to or earned by each non-management directors during our financial year ended July 31, 2009.

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  Incentive Plan Awards – Value Vested or Earned - Directors

Name	Option-based awards - Value vested during the year(4)	Share-based awards - Value vested during the year(3)	Non-equity incentive plan compensation - Value earned during the year(3)
Kenneth A. Cawkell	$ 0	$ 0	$ 0
W. Thomas Hodgson	$ 0	$ 0	$ 0
Jack M. Kay	$ 0	$ 0	$ 0
Gordon M. Lickrish	$ 0	$ 0	$ 0
Slawomir Majewski (1)	$ 0	$ 0	$ 0
Kazimierz Roszkowski-Sliz (2)	$ 0	$ 0	$ 0

(1)	Dr. Majewski, stepped down from the Board to assume the advisory role of European medical director for Helix, effective August 11, 2009.
(2)	Dr. Kazimierz Roszkowski-Sliz was appointed to the Board on August 17, 2009, subsequent to the end of the 2009 fiscal year.
(3)	The Company does not grant any share-based awards or have a non-equity incentive compensation plan for its non-management directors.
(4)
25% of options granted during fiscal 2009, vested on the date of issue.  As such, the vested options have no value when compared to market price.  Other options which vested during the year were not in-the-money.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity compensation Plan Information (as at July 31, 2009)

Following is a summary of shares subject to options outstanding under the 2008 Stock Option Plan and shares remaining available for grant as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding those in the second column)
Stock option plan (approved by shareholders)	5,317,533	$2.00	1,753,533

(1)
The total number of securities which may be issued under the Company’s 2008 Stock Option Plan, described below, is at any time, 10% of the Company’s outstanding common shares at such time.    For further particulars of these options granted to Named Executive Officers and directors, see above, Outstanding Share-Based and Option-Based Awards - Named Executive Officers and Outstanding Share-Based and Option-Based Awards - Non-management Directors.

2008 Stock Option Plan
The use of stock options is a fundamental part of the Company’s compensation strategy, being a key tool for attracting, motivating and retaining qualified directors, officers, employees and consultants. In 2008, the Company changed its stock option plan from a fixed plan pursuant to which only a fixed number of shares could be issued, to a 10% “rolling” or “evergreen” plan, that is, a plan pursuant to which the number of shares issuable is 10% of the Company’s outstanding shares from time to time.  The Board adopted the current stock option plan entitled the “2008 Stock Option Plan” (the “Plan”) as of October 20, 2008.  Under the policies of the Toronto Stock Exchange, shareholders must approve the initial adoption of such a plan, and every three years thereafter, must approve all unallocated options remaining available for grant under such plan.  The Plan was approved by shareholders on December 16, 2009 and was implemented by the Board on December 17, 2008.

As of October 20, 2009, options to purchase up to 3,564,500 common shares were outstanding under the Plan, being 6.7% of the Company’s current outstanding common shares.

Details of the Plan

Administration:   The Board has delegated authority for administration of the Plan to the Compensation Committee of the Board (the “Committee”).

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Eligibility:  Under the Plan, options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or its affiliates (“Eligible Persons”).

Plan Maximum:  Options may be granted to purchase up to 10% of the Company’s outstanding shares from time to time.   Based on the Company’s current issued and outstanding shares, this would allow options to purchase up to 5,980,033 common shares to be granted under the Plan.  Additional common shares will automatically become available for grant under the Plan upon any increase in the Company’s issued and outstanding shares, to the extent of 10% of such increase.

Additional Option Grants:   Under the Plan, the number of common shares under options which have been exercised, as well as the number under those unexercised options which have expired or been cancelled, can be the subject of another option grant.

Limitations on Insiders:  The number of common shares issuable to insiders, at any time, under the Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding common shares, and the number of common shares issued to insiders, within any one year period, under the Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding common shares.

Limitation on any Single Optionee:  The number of common shares which may be subject to options granted to any one person under the Plan may not exceed 5% of the issued and outstanding common shares of the Company.

Exercise Price:  The exercise price of an option may not be less than the closing price of the Company’s common shares on The Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option.

Vesting:  Options may be subject to such vesting requirements, if any, as are determined by the Compensation Committee.  Upon a change of control of the Company, all unvested options shall immediately vest.  A “change of control” for this purpose means an occurrence when either a person (other than the current control person of the Company, if any) becomes a control person, or a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent Board.  A “control person” means any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or more than 20% of the outstanding voting securities of the Company except where there is evidence showing that the holding of those securities does not affect materially the control of the Company.

Termination and Adjustments:  Each option shall expire at such time as is determined by the Compensation Committee on the grant of such option, but in no event more than 10 years from the date of grant.  In the event that an Option’s expiry date falls during the period of any trading blackout period self-imposed by the Company or within four business days thereafter, such Options may be exercised until the end of the fifth business day following the expiry of the blackout period.  Subject to the foregoing, all options will terminate on the earliest of the following dates:

(a)	the expiry date specified for such option in the option agreement with the Company evidencing such option;
(b)	where the optionee’s position as an Eligible Person is removed or terminated for just cause, the date of such termination for just cause;
(c)	where the optionee’s position as an Eligible Person terminates due to the death or disability of the optionee, one year following such termination;
(d)
where the optionee’s position as an Eligible Person terminates for a reason other than the optionee’s disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the optionee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

(i)	where the optionee held the position of a director of the Company or an affiliate, one year after the date of Voluntary Termination; or
(ii)
where the optionee held any other position with the Company or an affiliate, such period of time after the date of Voluntary Termination, which shall be not less than 30 days nor more than one year, as is determined by the Compensation Committee at the time the option is granted, subject to extension by the Compensation Committee in its sole discretion, at any time during the duration of the option, up to but not beyond one year following the date of Voluntary Termination.

The retirement of a director at a meeting of shareholders pursuant to the constating documents of the Company and the re-election of such director at such meeting is deemed not to be a retirement, or termination of the position of, such director.

Anti-dilution:  The Plan has anti-dilution provisions for the Company to make appropriate adjustments to outstanding options in certain events, including a share consolidation, stock split, stock dividend, reorganization or other similar alteration.

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Assignability:  Options granted under the Plan are non-transferable and non-assignable.

Amendment:  Subject to the limitation in the next sentence, the Compensation Committee may amend the Plan or any option agreement, including without limitation, in order to make changes of a clerical nature or changes to clarify the meaning of existing provisions; to change the vesting provisions of an option; to reflect any requirements of applicable regulatory bodies or stock exchanges; to extend the term of an option held by an Eligible Person who is not an insider; to reduce the option price of an option held by an Eligible Person who is not an insider; and to change the categories of persons who are Eligible Persons.  The Committee shall not, without the approval of the shareholders of the Company, have the right to amend an option agreement in order to increase the number of common shares which may be issued pursuant to any option granted under the Plan; reduce the option exercise price of any option granted under the Plan then held by an insider; or extend the term of any option granted under the Plan then held by an insider.

Other:  Under the Plan, there is no ability for the Company to transform an option into a stock appreciation right involving an issuance of securities from treasury.  The Company has not provided any financial assistance to any optionee to facilitate the exercise of options.  There are no entitlements previously granted and subject to ratification by the shareholders, other than as described herein.

INDEBEDTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of the Company’s knowledge none of the directors, proposed directors or Executive Officers of the Company, nor any associates or affiliates of such persons, are or have been indebted to the Company at any time since the beginning of the Company’s last completed financial year.

Except as may otherwise be set out in this Information Circular, to the best of the Company’s knowledge, no informed person of the Company (as such term is defined in National Instrument 51-102 of the Canadian Securities Administrators), nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any informed person or proposed director, has or had any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

The following table sets out the fees paid for legal services provided by Cawkell Brodie Glaister LLP, legal counsel to the Company during each of the last three fiscal years.  Kenneth A. Cawkell, a director of the Company, is a partner of Cawkell Brodie Glaister LLP.

Item	2009	2008	2007
Legal fees	$287,000	$267,000	$255,000

APPOINTMENT AND REMUNERATION OF AUDITORS

Shareholders will be asked to vote for the re-appointment of KPMG LLP as auditor of the Company at a remuneration to be fixed by the directors.  KPMG LLP has been the auditor of the Company since its initial amalgamation on July 31, 1995.  The following table sets out the audit fees, audit-related fees, tax fees and all other fees paid for services provided by the auditors to the Company and its subsidiaries for the last two fiscal years.

Item	2009		2008
	Amount	Percentage	Amount	Percentage
Audit-Fees	$110,000	23.5%	$89,000	30.5%
Audit-Related Fees	$0	0.0%	$0	0.0%
Tax Fees(1)	$9,200	2.0%	$23,000	7.8%
All Other Fees(2)	$348,000	74.5%	$180,500	61.7%
Total	$467,200	100.0%	$292,500	100.0%

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(1)	“Tax fees” consist of fees for tax consultation and tax compliance services.
(2)	“Other Fees” consist principally of fees associated with the filing of a Form20-F registration statement with the U.S. Securities and Exchange Commission.

All audit and non-audit services performed by our auditors must be pre-approved by our Audit Committee.

Shareholders will be asked to vote in favour of the following resolution:

“BE IT RESOLVED THAT KPMG LLP, Chartered Accountants, be appointed as auditor of the Company, at a remuneration to be fixed by the Board of Directors.”

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Adoption Of By-Law No.1 (2009) And Repeal Of By-Law No. 1, As Amended

The Company is governed by the Canada Business Corporations Act ("CBCA"). Section 103(1) of the CBCA provides that, unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors of a corporation may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. Under the CBCA, the directors are required to submit a new by-law, or the amendment or repeal of an existing by-law, to the next meeting of the shareholders of the corporation following the directors resolution adopting, making, amending or repealing such by- law.

By-Law No. 1 of the Company (“Former By-Law No. 1”) has been repealed and replaced in its entirety with new By-Law No. 1 (“By-Law No. 1 (2009)”) in the form attached hereto as Exhibit "C" to the Circular. As with Former By-Law No. 1, By-Law No. 1 (2009) regulates the business and affairs of the Company. By-Law No.1 (2009) is shorter than Former By-Law No. 1. It incorporates updates reflecting current corporate practice and other administrative, housekeeping and drafting changes as well as deleting some unnecessary provisions.

The Board is submitting the repeal of Former By-Law No. 1 and the adoption of By-Law No. 1 (2009) for approval of the Shareholders. The repeal of Former By-Law No. 1 and the adoption of By-Law No. 1 (2009) is effective until it is confirmed, confirmed as amended or rejected by the Shareholders, by ordinary resolution, and if confirmed or confirmed as amended, By-Law No. 1 (2009) will continue in effect in the form in which it was so confirmed. If the confirmation of the repeal of Former By-Law No. 1 and the adoption of By-Law No. 1 (2009) are rejected by the Shareholders, Former By-Law No. 1 becomes effective again.

By-Law No. 1 (2009) sets out procedures and/or requirements relating to, among other matters, the execution of instruments, borrowing powers, meetings of directors and shareholders, the protection of directors, officers and others, security certificates and the delivery of notices. By-Law No. 1 (2009) does not make any significant changes to the notice requirements for Shareholder meetings, the borrowing powers of the Board or the liability, indemnity and insurance provisions contained in Former By-Law No. 1.

The following are the key changes from Former By-Law No. 1:

•
the quorum for a shareholder meeting is increased to two voting persons present in person or by proxy and authorized to cast in the aggregate not less than 10% of the total votes attaching to all shares carrying the right to vote, up from two voting persons;

•	the quorum for director’s meetings has been changed from 2/3 to a majority of directors;

•	the addition of provisions relating to participation by telephonic, electronic or other communication facilities and electronic voting for directors’ meetings and meetings of shareholders; and

•
the amendment of certain provisions relating to, among other things, election of directors, conflicts of interest, shareholder meetings, share issuance and dividends to minimize duplication with the provisions of the CBCA.

By-Law No. 1 (2009) is reproduced in full as Exhibit “C” hereto. Shareholders are urged to read Exhibit “C” in its entirety.

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Accordingly Shareholders are being asked to consider and vote upon an ordinary resolution confirming the repeal of Former By-Law No. 1 and the adoption of By-Law No. 1 (2009). The full text of this resolution (the "By-Law resolution") is attached hereto as Exhibit “B”.

Passage of the By-Law Resolution will require approval by a majority of the votes cast on the matter at the Meeting. It is the recommendation of Management and the Board that Shareholders vote FOR the ordinary resolution approving the By-Law Resolution. Unless otherwise instructed the named officers in the enclosed proxy will vote “FOR” the By-Law Resolution.

SHAREHOLDER PROPOSALS

Shareholders who wish to submit a proposal for consideration at the next annual meeting of shareholders must do so by submitting same to the attention of the Secretary of the Company on or before July 21, 2009 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.   Security holders may obtain copies of the Company’s 2009 annual report, financial statements, management’s discussion and analysis, or additional public information by contacting the Company at telephone: (905) 841-2300 ext. 233; fax: (905) 841-2244; email: helix@helixbiopharma.com.  In addition, the Company will provide to any person, on request to the Secretary of the Company at the foregoing telephone or fax numbers or by email to the foregoing email address, the following information, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company:

(i)	one copy of the latest annual report in Form 20F, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;
(ii)
one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company’s auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(iii)	one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

CORPORATE GOVERNANCE

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices, set out a series of guidelines for effective corporate governance.  The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.  Each reporting issuer must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted.  The following is the Company’s required annual disclosure of its corporate governance practices.

1.           Board of Directors

(a) Disclose the identity of directors who are independent.

Mr. Jack Kay, Mr. W. Thomas Hodgson, Dr. Gordon Lickrish, and Dr. Kazimierz Roskowski-Sliz (director since August 17, 2009) are considered to be independent within the meaning of National Policy 58-201.   Prof. Slawomir Majewski was a  director from January 16, 2008 until August 11, 2009 when he resigned to assume the advisory role of European medical director for Helix.  Prof. Majewski was considered to be independent during his tenure as a director.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Donald H. Segal, John Docherty, and Kenneth A. Cawkell are not independent.

•	Donald H. Segal is an executive officer of the Company, namely the Chief Executive Officer.

•	John Docherty is an executive officer of the Company, namely the President & Chief Operating Officer.

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•
Kenneth Cawkell is not an independent director of the Company because he is a partner of Cawkell Brodie Glaister LLP, which provides legal services to the Company.  In addition, he was interim Chief Financial Officer for the Company between September 1, 2004 and June 1, 2005.

(c) Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Board of Directors are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer:

The following directors of the Company are also directors of the reporting issuers listed opposite their names:

Director                                                      Name of Reporting Issuer

Mr. Jack Kay                                        Cangene Corporation (TSX)

Mr. Kenneth A. Cawkell                     MBMI Resources Inc. (TSX.V)
TIO Networks Corp. (TSX.V)
Solarvest BioEnergy Inc. (TSX.V)
Garson Gold Corp. (TSX.V)
Centurion Minerals Ltd. (TSX.V)

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors are encouraged to meet among themselves without the presence of the non-independent directors or management after every in-person Board meeting, and more often as they see fit.   A majority of the independent directors serve on at least one Board committee, however the independent directors have historically discussed, and will be encouraged to continue to discuss, matters they deem relevant to the Company and not solely those matters related to their duties as such committee members.  Generally, members of management are either not present at Board Committee meetings or are present only for a portion of such meetings.  The four independent directors are also encouraged to be in frequent communication with one another.

(f) Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

 Currently, Dr. Don Segal, Chief Executive Officer, is also Chairman.  The Board considers Dr. Segal to be an appropriate Chair at this stage in the Company’s development, when it is still an emerging biotechnology company.  The Governance Committee does not consider it necessary to appoint a lead director at this time, as the independent directors are in regular communication with Management and with each other, and are therefore able, as a group, to ensure collectively that the Board carries out its responsibilities effectively.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Since the beginning of the most recently completed financial year, the Board held a total of 7 meetings and our Audit Committee, Compensation Committee and Governance Committee met a total of 6, 7 and 4 times, respectively.

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The following sets out the attendance records of our Board members:

Name	Board	Audit Committee	Compensation Committee	Governance Committee
Donald H. Segal	7 of 7	n/a	n/a	n/a
John M. Docherty	7 of 7	n/a	n/a	n/a
Kenneth A. Cawkell	7 of 7	n/a	7 of 7	3 of 4
W. Thomas Hodgson(1)	7 of 7	6 of 6	6 of 7	n/a
Jack M. Kay	7 of 7	6 of 6	n/a	4 of 4
Gordon M. Lickrish	7 of 7	6 of 6	7 of 7	4 of 4
Slawomir Majewski (2)	4 of 7	n/a	1 of 7	0 of 4
Kazimierz Roszkowski-Sliz(3)	7 of 7	n/a	n/a	n/a

(1)
Mr. Hodgson was assigned by the Board to assist with the Compensation Committee on October 20, 2008 and appointed as a member the Compensation Committee on December 17, 2008. He attended all five meetings held during his term.

(2)
Dr. Majewski was appointed to the Governance Committee on March 5, 2008 and ceased to be a member on December 17, 2008. Only one Governance Committee meeting was held during his term. He ceased to be a director of the Company on August 11, 2009.  He attended 4 of the 6 directors meetings, and one of the 6 Compensation Committee meetings held during his term.

(3)	Dr. Roszkowski-Sliz was appointed to the Board of Directors on August 17, 2009, subsequent to the fiscal year end. He attended the one meeting held during his term.

2.      Board Mandate
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The text of the Board’s written mandate is attached to this Information Circular as Exhibit “A”.

3.      Position Description
(a)   Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)   Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed formal position descriptions for the CEO, the Chair of the Board and the Chair of each of the committees of the Board that clearly delineate their respective roles and responsibilities.

4.      Orientation and Continuing Education
(a)   Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and
(ii) the nature and operation of the issuer’s business.

(b)           Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Governance Committee is responsible for the orientation and education of new directors, and for continuing education.   New directors are provided with extensive information regarding the business of the Company, its board, board committees and directors, and its internal policies, including its “whistleblower” policy and its code of business conduct and ethics.   The Board provides both initial and ongoing education to the directors by arranging presentations at board meetings and the submission from time to time of reports to the Board by management, the Company’s auditors, and other outside consultants and advisors on particular topics and on an as-needed basis. The Governance Committee updates directors on an ongoing basis on matters respecting their duties and responsibilities.

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5.      Ethical Business Conduct
(a)   Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written code of business conduct and ethics (the “Code”).  A copy of the Code is available on the Company’s website at www.helixbiopharma.com or by contacting the Company’s Corporate Secretary.   All transgressions of the code of business conduct and ethics are required to be promptly reported to the Chair of the Board or of any Committee, who in turn, is to report them to the Governance Committee.  The Governance Committee is charged with investigating alleged violations of the code of business conduct and ethics.  Any findings of the Governance Committee are to be reported to the full Board, which will take such action as it deems proper.  There are no material change reports relating to the conduct of any directors or executive officers of the Company.

(b)           Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Company and its directors are subject to and comply with the requirements under the common law and the Canada Business Corporations Act regarding disclosure of interests of directors and abstention from voting on any transaction in which a director has a material interest.  Where a director has a material interest in a proposed transaction involving the Company, that director does not participate in, and is not present for, Board deliberation or voting in respect of such transaction.

(c)           Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Company has established a “whistleblower” policy pursuant to which employees are required to report certain complaints, including unethical business conduct in violation of any Company policy, to the Chair of the Audit Committee or to any supervisor or member of management whom he or she is comfortable approaching.  The policy provides a process for the investigation of complaints and states that the Company will not tolerate retaliation against any employee who makes a complaint or assists in an investigation. The policy provides that the Company will, at least annually, communicate reminders to employees for reporting under the policy.

6.      Nomination of Directors
(a)   Describe the process by which the board identifies new candidates for board nomination.

The Company has established a Governance Committee, currently comprised of Jack Kay, Kenneth A. Cawkell  and Gordon Lickrish.   Slawomir Majewski was also a member of this Committee since the beginning of the last fiscal year until August 11, 2009, when he resigned as a director. One of the responsibilities of the Governance Committee is to make recommendations to the Board as to candidates for election to the Board at the annual meetings of shareholders and, if applicable, to fill vacancies on the Board or appoint additional directors.  No candidate who has not been interviewed by the Governance Committee shall be recommended to the Board for nomination.  In making its recommendation, the Governance Committee considers the size of the Board, the competencies and skills of the proposed candidate in the context of the competencies and skills of each existing director and those of the Board as a whole, the ability of a candidate to devote sufficient time and resources to the director position, the character, judgment, business experience, time commitment and acumen of the proposed candidate, and any other factors the Governance Committee deems appropriate.  All directors are encouraged to provide names of potential candidates to the Governance Committee for consideration.

The size and composition of the Board is considered prior to each annual meeting of shareholders as part of the nomination of directors.  The size and composition of the Board are considered appropriate and effective for the Company’s present stage of development and operations.

(b)           Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

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As described above, the Governance Committee has the responsibility for recommending director nominees to the Board. It  currently consists of Kenneth A. Cawkell, Jack Kay, and Gordon Lickrish.   Slaowmir Majewski was also a member of the Governance Committee since the beginning of the last fiscal year until August 11, 2009 when he resigned as a director.  Messrs. Kay and Lickrish are independent directors.  Dr. Majewski was also an independent director during his tenure.  Kenneth A. Cawkell is not an independent director.  See “Corporate Governance – Section 1 – Board of Directors”.  The Board is satisfied that the Governance Committee adheres to an objective nomination process because a majority of directors on the Governance Committee are independent., and the Board considers Mr. Cawkell’s contribution to be independent in fact.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee has the responsibility to propose new nominees to the Board, to assess the directors on an ongoing basis, to assess the effectiveness of the Board as a whole and the Board Committees, and to advise the Board on all matters relating to corporate governance.

7.      Compensation
(a)   Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee is mandated to recommend the compensation of the Company’s executive officers and to make recommendations to the Board regarding the compensation of the independent directors.  The Compensation Committee meets at least twice a year.  The Compensation Committee considers time commitment, comparative fees, qualifications and responsibilities in determining remuneration levels.  See also “Statement of Executive Compensation” above.

(b)   Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of Kenneth A. Cawkell, Gordon Lickrish and Thomas Hodgson.  Messrs. Lickrish and Hodgson are independent, while Mr. Cawkell is not independent.  See “Corporate Governance – 1. Board of Directors”.  Slawomir Majewski, also an independent director, was also a member of this Committee since the beginning of the last fiscal year until August 11, 2009 when he resigned as a director.  The Board is satisfied that the Compensation Committee adheres to an objective  process because a majority of directors on the Compensation Committee are independent, and the Board considers Mr. Cawkell’s contribution to be independent in fact.

(c)   If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee’s purpose includes making recommendations to the Board regarding the overall compensation of the executive officers to assure that they are compensated effectively in a manner consistent with the Company’s business, goals and objectives, stage of development, financial condition and prospects, and the competitive environment; (ii) advising the Board on the compensation of non-employee directors; and (iii) making recommendations to the Board with respect to incentive-compensation plans and equity-based plans and administering the Company’s compensation plans. On an annual basis, the Compensation Committee shall recommend to the Board annual and long-term performance goals for the executive officers, evaluate the executive officers’ performance against those goals, and recommend to the Board the executive officers’ compensation, including salaries, bonuses, stock options, and other benefits, based on this evaluation.  See also “Statement of  Executive Compensation” above.

(d)   If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation  for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In September 2008 the Company engaged an independent compensation consultant, Mungall Consulting Group, to report on the compensation programs for the Company’s Senior Executives relative to their peer group in other “like” companies.  The consultant also provided an analysis of director compensation reported in the information circulars of comparable organizations. For further information regarding this report as it relates to executive compensation, see “Compensation Discussion and Analysis” above.

8.           Audit Committee / Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

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The Company has no committees other than the Audit, Compensation and Governance Committees.

The Audit Committee’s charter is included as Exhibit 15.1 to our Annual Report on Form 20-F, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Further information regarding our Audit Committee can be found in our Annual Report on Form 20-F under Item 6.C, “Board Practices - Audit Committee”, and Item 16A, ‘‘Audit Committee Financial Expert’’.

9.           Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Historically, given the size of the Board, the regular attendance of Board members at Board and Committee meetings, the fact that the majority of members of the Governance Committee are also members of the Company’s other two Committees (Audit and Compensation), and the availability of Board members between meetings for discussions amongst themselves and with Management, the Governance Committee has not considered it necessary to implement formal assessment programs, but instead has considered effectiveness on an informal basis at various Board and Committee meetings.  The Governance Committee plans to implement a more formal assessment process in the coming year.

OTHER BUSINESS

The Board of Directors and the Management are not aware that any matters will be brought before the Meeting other than those set forth in the Notice thereof.  If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matters in accordance with their judgement.  The enclosed proxy will not be voted with respect to matters set forth in Item 1 of the Notice and the execution of such proxy shall not be construed as either approval or disapproval of any of the reports or financial statements referred to in such Item.

FORWARD LOOKING STATEMENTS AND INFORMATION

This Information Circular may contain forward-looking statements and information concerning the Company’s business, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “expects”, “to recruit”, “to motivate”, “to align”, “increased”,  “can”, “ensure”, “proposed”,  “shall”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could”, “would” or “should” occur or be achieved.  Forward-looking statements and information are statements and information about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors as more particularly set out in the Company’s Annual Report on Form 20F dated October 20, 2009, which can be found on SEDAR at www.sedar.com.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of the Company’s management at the time they are made.  The Company does not assume any obligation to update its forward-looking statements and information if its assumptions, opinions or expectations or other circumstances should change, except as required by law.

The contents and sending of this Information Circular have been approved by the Board of Directors of Helix BioPharma Corp.

Dated as of October 20, 2009.

/s/ Donald H. Segal DONALD H. SEGAL Chairman	/s/ Kenneth A. Cawkell KENNETH A. CAWKELL Corporate Secretary

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

EXHIBIT “A”
TO INFORMATION CICRCULAR OF
 HELIX BIOPHARMA CORP. DATED OCTOBER 20, 2009

HELIX BIOPHARMA CORP.
(the “Company”)

BOARD MANDATE AND CORPORATE GOVERNANCE GUIDELINES

The Board of Directors shall be responsible for the overall management, control and stewardship of the Company in accordance with good board practice and in compliance with all applicable laws,

In so doing, the Board shall be responsible for:

(a)	Satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;
(b)	Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
(c)	Identifying the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;
(d)	Succession planning (including appointing, training and monitoring senior management);
(e)	Adopting a communication policy for the Company;
(f)	The Company’s internal control and management information systems;
(g)	Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company; and
(h)	Managing, or supervising the management of, the business and affairs of the Company.

Feedback from Stakeholders
The Board shall review, at least on an annual basis, measures the Company uses to receive feedback from stakeholders, and shall modify such measures should it deem fit to do so.

Expectations and Responsibilities of Directors
Members of the Board of Directors are expected to review available meeting materials in advance, to attend, whenever possible, all meetings of the Board and of each Committee of which they are a member, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

Every director in exercising his or her powers and discharging his or her duties shall:

(a)	act honestly and in good faith with a view to the best interests of the corporation;
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and
(c)	comply with all applicable laws and with the Company’s Articles and By-Laws.

Director Orientation and Continuing Education
The Governance Committee shall have the responsibility to develop and periodically evaluate the initial orientation program for each new member of the Board and regularly update each member of the Board regarding his or her responsibilities as a director generally and as a member of any applicable Board committee.  The Board shall ensure that management updates are regularly provided to the Board to ensure that the knowledge and understanding of all Board members regarding the Company’s business remains current.

Code of Business Conduct and Ethics
The Board shall be responsible for monitoring compliance with the Company’s Code of Business Conduct and Ethics.  Any waivers from the Code for the benefit of any director or officer may be granted only by the Board.

Nomination of Directors
The Board has established a Governance Committee consisting of a majority of independent directors, and has adopted a Charter for such Committee.  The Board shall review the Charter and the composition of the Committee on an annual basis.

Prior to nominating or appointing individuals as directors, the Board will:

(a)	consider what competencies and skills the Board, as a whole, should possess;
(b)	assess what competencies and skills each existing director possesses;
(c)	consider the appropriate size of the Board, with a view to facilitate decision-making; and
(d)	consider the advice and input of the Governance Committee.

Compensation Committee
The Board has established a Compensation Committee consisting of a majority of independent directors, and has adopted a Charter for such Committee.  The Board shall review the Charter and the composition of the Committee on an annual basis.

Audit Committee
The Board has established an Audit Committee consisting entirely of independent directors, and has adopted a Charter for such Committee.  The Board shall review the Charter and the composition of the Committee on an annual basis.

Regular Board Assessments
At least annually, the Board, its Committees and each individual director will be assessed regarding his, her or its effectiveness and contribution.  Assessments will consider:

(a)	in the case of the Board or a Board Committee, its Mandate or Charter; and
(b)	in the case of an individual director, the applicable position description, if any, as well as the competencies and skills each individual director is expected to bring to the Board.

-   End of Board Mandate -

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

EXHIBIT “B”
TO INFORMATION CIRCULAR OF
HELIX BIOPHARMA CORP.  DATED OCTOBER 20, 2009

HELIX BIOPHARMA CORP.
(the “Company”)

ORDINARY RESOLUTION OF THE SHAREHOLDERS

By-Law Resolution

“BE IT RESOLVED THAT:

1.
The repeal of former By-Law No. 1 of Helix BioPharma Corp. (the “Company”) and the adoption of By-Law No. 1 (2009) attached as Exhibit “C” to the information circular of the Company dated as of October 20, 2009 is hereby confirmed and approved.

2.
Each of the directors and officers of the Company is hereby authorized, for and on behalf of and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, including without limitation By-Law No. 1 (2009), and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to or carrying out the provisions of the above resolution, including without limitation, all necessary filings.”

EXHIBIT “C”
TO INFORMATION CIRCULAR OF
HELIX BIOPHARMA CORP.  DATED OCTOBER 20, 2009

BY-LAW NO. 1 (2009)

a by-law relating generally to the transaction of the business and affairs of
HELIX BIOPHARMA CORP.
(the “Corporation”)

TABLE OF CONTENTS

Page #
ARTICLE 1 DEFINITIONS AND PRINCIPLES OF INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation	1
ARTICLE 2 GENERAL BUSINESS	1
2.1 Registered Office	1
2.2 Seal	2
2.3 Financial Year	2
2.4 Execution of Instruments	2
2.5 Execution in Counterpart, by Facsimile, and by Electronic Signature	2
2.6 Voting Rights in Other Bodies Corporate	2
2.7 Banking Arrangements	2
ARTICLE 3 BORROWING	2
3.1 Borrowing	2
3.2 Delegation	3
ARTICLE 4 DIRECTORS	3
4.1 Duties of Directors	3
4.2 Qualification	3
4.3 Eligibility Requirements at Meetings	3
4.4 Quorum	3
4.5 Calling of Meetings	3
4.6 Notice of Meetings	4
4.7 First Meeting of New Board	4
4.8 Chairperson and Secretary	4
4.9 Votes to Govern	4
4.10 Participation by Telephonic, Electronic or other Communication Facility	4
4.11 Electronic Voting	5
4.12 Conflict of Interest	5
ARTICLE 5 COMMITTEES	5
5.1 Audit Committee	5
5.2 Other Committees	5
5.3 Procedure	5
ARTICLE 6 OFFICERS	5
6.1 Appointment of Officers	5
ARTICLE 7 PROTECTION OF DIRECTORS AND OFFICERS	6
7.1 Limitation of Liability	6
7.2 Indemnity of Directors and Officers	6
7.3 Indemnification of Others	7
7.4 Insurance	7
7.5 Indemnities Not Exclusive	7
ARTICLE 8 MEETINGS OF SHAREHOLDERS	7
8.1 Annual Meetings	7
8.2 Place of Meetings	7

8.3 Notice of Meetings	8
8.4 Participation in Meeting by Electronic Means	8
8.5 Electronic Meetings	8
8.6 Chairperson and Secretary	8
8.7 Persons Entitled to be Present	8
8.8 Quorum	8
8.9 Shareholder Representatives	8
8.10 Time for Deposit of Proxies	8
8.11 Voting	9
8.12 Ballots	9
8.13 Electronic Voting	9
8.14 Casting Vote	9
ARTICLE 9 SHARES	9
9.1 Issuance	9
9.2 Securities Records	10
9.3 Transfer Agents and Registrars	10
9.4 Non-recognition of Trusts	10
9.5 Security Certificates	10
ARTICLE 10 DIVIDENDS AND RIGHTS	10
10.1 Dividends	10
10.2 Dividend Cheques	11
10.3 Non-receipt of Cheques	11
10.4 Unclaimed Dividends	11
ARTICLE 11 MISCELLANEOUS	11
11.1 Timing of Delivery of Notices	11
11.2 Waiver of Notice	11
11.3 Omissions and Errors	11
11.4 Invalidity	12
11.5 Effective Date	12
11.6 Repeal	12

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

ii

BY-LAW NO. 1 (2009)

a by-law relating generally to the transaction of the business and affairs of
HELIX BIOPHARMA CORP.
(the “Corporation”)

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

In this by-law and all other by-laws of the Corporation:

(a)	“the Act” means the Canada Business Corporations Act or any statute which may be substituted therefor, including the regulations thereunder, as amended from time to time;

(b)	“articles” means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

(c)	“board” means the board of directors of the Corporation;

(d)	“by-laws” means the by-laws of the Corporation in force as amended or restated from time to time;

(e)	“director” means a director of the Corporation as defined in the Act;

(f)	“meeting of shareholders” means an annual meeting of shareholders or a special meeting of shareholders;

(g)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(h)	“officer” means an officer of the Corporation as defined in the Act; and

(i)	“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

1.2	Interpretation

In this by-law and all other by-laws of the Corporation:

(a)	words importing the singular include the plural and vice-versa; and words importing gender include all genders; and

(b)	all words used in this by-law and defined in the Act shall have the meanings given to such words in the Act or in the related Parts thereof.

ARTICLE 2
GENERAL BUSINESS

2.1	Registered Office

The registered office of the Corporation shall be in the province within Canada specified in the articles and at such place and address therein as the board may from time to time determine.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.

2.2	Seal

The Corporation may have a seal which shall be adopted and may be changed by the board.

2.3	Financial Year

The financial year end of the Corporation shall be as determined by the board.

2.4	Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any two directors or officers or as otherwise directed by the board.

Notwithstanding the foregoing, any officer or director may sign certificates and similar instruments (other than share certificates) on the Corporation’s behalf with respect to any factual matters relating to the Corporation’s business and affairs, including certificates verifying copies of the articles, by-laws, resolutions and minutes of meetings of the Corporation.

2.5	Execution in Counterpart, by Facsimile, and by Electronic Signature

(a)
Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by means of secure electronic signature (as defined in the Act) or facsimile;

(b)
Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document;

(c)
Subject to the Act, wherever a notice, document or other information is required under the Act or the by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document.

Notwithstanding the foregoing, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed.

2.6	Voting Rights in Other Bodies Corporate

Any officer or director may execute and deliver proxies and take any other steps as in the officer’s or director’s opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation.  In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.7	Banking Arrangements

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank, trust company or other firm or body corporate as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers or other persons as the board may designate, direct or authorize from time to time and to the extent thereby provided.

ARTICLE 3
BORROWING

3.1	Borrowing

Without limit to the powers of the board as provided in the Act, the board may from time to time on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

2

(c)	to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.2	Delegation

Subject to the Act, the board may from time to time delegate to a director, a committee of directors, an officer or such other person or persons so designated by the board all or any of the powers conferred on the board by section 3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

ARTICLE 4
DIRECTORS

4.1	Duties of Directors

The board shall manage or supervise the management of the business and affairs of the Corporation.

4.2	Election and Term

The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election.  Where the shareholders adopt an amendment to the Articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment.  The election shall be by resolution.  If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.3	Qualification

At least twenty-five per cent (25%) of the directors of the Corporation must be resident Canadians.  However, if the Corporation has less than four directors, at least one director must be a resident Canadian.

4.4	Eligibility Requirements at Meetings

The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least twenty-five percent of the directors present are resident Canadians, or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where

(a)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)	the required number of resident Canadian directors would have been present had that director been present at the meeting.

4.5	Quorum

A majority of the number of directors elected from time to time or, in the event that there are less than four directors, one director shall constitute a quorum for the transaction of business at any meeting of the board. Notwithstanding vacancies, a quorum of directors may exercise all of the powers of the board.

4.6	Calling of Meetings

Meetings of the board shall be held from time to time at the registered office of the Corporation or at any other place within or outside Canada, on such day and at such time as the board, the chairperson of the board, the president or any two directors may determine.

3

4.7	Notice of Meetings

Notice of the time and place of each meeting of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held and need not be in writing.  A notice of meeting need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities;

(d)	issue shares of a series under section 27 of the Act;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay a commission referred to in section 41 of the Act;

(h)	approve a management proxy circular referred to in Part XIII of the Act;

(i)	approve a take-over bid circular or directors’ circular referred to in Part XVII of the Act;

(j)	approve any financial statements referred to in section 155 of the Act; or

(k)	adopt, amend or repeal by-laws.

4.8	First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting following the meeting of shareholders at which such board is elected.

4.9	Chairperson and Secretary

The chairperson of the board or, in the chairperson’s absence, the president or, in the president’s absence, a vice-president shall be chairperson of any meeting of the board.  If none of these officers are present, the directors present shall choose one of their number to be chairperson.  The secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

4.10	Votes to Govern

At all meetings of the board any question shall be decided by a majority of the votes cast on the question and in the case of an equality of votes the chairperson of the meeting shall not be entitled to a second or casting vote.  Any question at a meeting of the board shall be decided by a show of hands unless a ballot is required or demanded.

4.11	Participation by Telephonic, Electronic or other Communication Facility

Subject to the Act, if all of the directors of the Corporation consent, a director may participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director’s consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board held while the director holds office. A director participating in a meeting by such means shall be deemed to be present at that meeting.

4

4.12	Electronic Voting

Subject to the Act, a director participating in a meeting by telephonic, electronic or other communication facility in accordance with section 4.9 may vote by means of such facility.

4.13	Conflict of Interest

A director or officer of the Corporation who is a party to a material transaction or material contract, or proposed material transaction or material contract with the Corporation, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act.  Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve any transaction.  If a material transaction or material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the transaction or contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.

4.14           Agents and Attorneys

The board shall have the power, from time to time, to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to sub-delegate) as may be deemed fit.

ARTICLE 5
COMMITTEES

5.1	Audit Committee

The directors shall appoint from among their number an audit committee whose composition and function will conform with applicable law. The audit committee shall have the functions provided in the Act.

5.2	Other Committees

The board may designate and appoint additional committees of directors and, subject to the limitations prescribed by the Act, may delegate to such committees any of the powers of the board.

5.3	Procedure

Subject to the Act and unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure.

ARTICLE 6
OFFICERS

6.1	Appointment of Officers

The board may from time to time designate the offices of the Corporation, appoint persons to such offices, specify their duties and, subject to any limitations prescribed in the Act, may delegate to them powers to manage the business and affairs of the Corporation.

5

ARTICLE 7
PROTECTION OF DIRECTORS AND OFFICERS

7.1	Limitation of Liability

No director or officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other director, officer, employee or agent of the Corporation or any other person;

(b)
any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

(c)
any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

(d)	any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation;

(e)	any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director’s or officer’s respective office or in relation thereto,

unless the same shall happen by or through the director’s or officer’s failure to exercise the powers and to discharge the duties of the director’s or officer’s office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability for a breach of the Act.

7.2	Indemnity of Directors and Officers

(a)
The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)	The Corporation may not indemnify an individual under paragraph (a) unless the individual:

(i)
acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, as the case may be; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

(c)
The Corporation may advance moneys to such individual for the costs, charges and expenses of a proceeding referred to in paragraph (a) provided such individual agrees in advance, in writing, to repay the moneys if the individual does not fulfill the condition of paragraph (b).

(d)
If required by an individual referred to in paragraph (a), the Corporation shall seek the approval of a court to indemnify such individual or advance moneys under paragraph (c) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (b).

6

(e)
Notwithstanding paragraph (a), an individual referred to in paragraph (a) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph (a), if the individual seeking indemnity:

(i)	was not adjudged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(ii)	fulfills the conditions set out in paragraph (b).

7.3	Indemnification of Others

Subject to the Act, the Corporation may indemnify its employees and agents/such persons, other than those referred to in section 7.2, as the directors may determine.

7.4	Insurance

The Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 7.1 against any liability incurred by such individual:

(a)	in the individual’s capacity as a director or officer of the Corporation; or

(b)	in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation’s request.

7.5	Indemnities Not Exclusive

Each of the provisions of this Article 7 shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

ARTICLE 8
MEETINGS OF SHAREHOLDERS

8.1	Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held on such day and at such time in each year as the board, or the chairperson of the board, or the president in the absence of the chairperson of the board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

8.2	Place of Meetings

Subject to the Act, meetings of shareholders shall be held at such place within Canada as the directors shall determine or at such place outside Canada as may be specified in the articles or agreed to by all of the shareholders entitled to vote at the meeting.

7

8.3	Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be sent out by such minimum period or such maximum period as is prescribed by the Act or other applicable legislation to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation.

8.4	Participation in Meeting by Electronic Means

Subject to the Act and the consent of the directors or all of the shareholders entitled to vote at the meeting, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.5	Electronic Meetings

Subject to the Act and the consent of the directors or all of the shareholders entitled to vote at the meeting, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.6	Chairperson and Secretary

The chairperson of the board or, in the chairperson’s absence, the president or, in the president’s absence, a vice-president shall be chairperson of any meeting of shareholders.  If none of these officers are present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote shall choose a chairperson from amongst themselves.  The secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the secretary of the Corporation be absent, the chairperson of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

8.7	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those persons entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.8	Quorum

A quorum of shareholders is present at a meeting of shareholders, if the holders of 10% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons.  A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

8.9	Shareholder Representatives

A body corporate or association which is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association which such individual represents all the powers it could exercise if it were an individual shareholder.

8.10	Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, exclusive of non-business days, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting.

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8.11	Voting

Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot is required or demanded.  Upon a show of hands every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands has been taken upon a question, unless a ballot is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be, in the absence of evidence to the contrary,  proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution.

8.12	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot.  A ballot so required or demanded shall be taken in such manner as the chairperson shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which each person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon that question.

8.13	Electronic Voting

Notwithstanding section 8.11, any person participating in a meeting of shareholders by telephonic, electronic, or other communication facility in accordance with section 8.4 and entitled to vote at the meeting may vote by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

Any vote referred to in section 8.11 or 8.12 may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility, provided, in each case, that the facility:

(a)	enables the votes to be gathered in a manner that permits their subsequent verification; and

(b)	permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

8.14	Casting Vote

In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the chairperson of the meeting shall be entitled to a second or casting vote.

ARTICLE 9
SHARES

9.1	Issuance

Subject to the Act and the articles, the board may from time to time issue or grant options to purchase, or authorize the issue or grant of options to purchase, any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine or authorize, provided that no share shall be issued until it is fully paid.

9.2	Share Certificate

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a Share Certificate, or to a non-transferable written acknowledgment of his right to obtain a Share Certificate, stating the number and class of series of shares held by him as shown on the securities register.  Share Certificates and acknowledgments of a shareholder's right to a Share Certificate, respectively, shall be in such form as the board shall from time to time approve.  Any Share Certificate shall be signed by one officer or director of the Corporation and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent/or registrar.  The signature of one of the signing officers or, in the case of Share Certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon Share Certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation.  A Share Certificate executed as

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aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

9.3	Securities Records

The Corporation shall maintain a register of shares and other securities in which it records the shares and other securities issued by it in registered form, showing with respect to each class or series of shares and other securities:

(a)	the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

(b)	the number of shares or other securities held by each holder; and

(c)	the date and particulars of the issue and transfer of each share or other security.

9.4	Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the board may at any time terminate any such appointment.

9.5	Non-recognition of Trusts

Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share.

9.6	Security Certificates

Security certificates shall be signed by at least one of the following persons:

(a)	any director or officer of the Corporation;

(b)	a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf; or

(c)	a trustee who certifies it in accordance with a trust indenture.

Signatures may be printed or otherwise mechanically reproduced on the security certificates and every such signature shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation.  If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

ARTICLE 10
DIVIDENDS AND RIGHTS

10.1	Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.   Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

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10.2	Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such holder’s address recorded in the Corporation’s securities register, unless in each case such holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address recorded in the securities register of the Corporation.  The mailing of such cheque, in such manner, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.3	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

10.4	Unclaimed Dividends

Any dividend unclaimed after a period of two years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 11
MISCELLANEOUS

11.1	Timing of Delivery of Notices

Any notice, document or other information delivered to a director, officer, shareholder, auditor or member of a committee of the board by prepaid mail or personal delivery in accordance with the Act shall be deemed to be received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the addressee did not receive the notice, document or other information at that time or at all.

Subject to the Act, wherever a notice, document or other information is provided to a person in the form of an electronic document in accordance with section 2.5, such document shall be deemed to have been provided at the time it leaves an information system within the control of the originator or another person who provided it on behalf of the originator, and shall be deemed to have been received when it enters the information system designated by the addressee.

11.2	Waiver of Notice

Any shareholder (or such shareholder’s duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the provision of any notice or document, or waive or abridge the time for any notice or document, required to be provided to such person under any provision of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the provision or in the timing of such notice or document, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board, which may be given in any manner.  Attendance of a director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.3	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

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11.4	Invalidity

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

11.5	Effective Date

This by-law shall come into force upon approval by the directors.

11.6	Repeal

The Amended and Restated By-Law No. 1 of the Corporation shall be repealed upon the coming into effect of this by-law. However, such repeal shall not affect the previous operation of such by-law or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to such by-law prior to its repeal. All officers and persons acting under such repealed by-law shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under such by-law shall continue in force until amended or repealed, except to the extent inconsistent with this by-law.

DATED as of the 20th day of October, 2009.

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Please direct all inquiries to:

Questions and Further Assistance
If you have any questions about the information contained in this document or require assistance in completing your PROXY FORM, please contact Helix BioPharma Corp.’s proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-690-7477

Banks, Brokers and Shareholders outside of North America
call collect:  1-212-806-6859

Please visit our website for regular updates at www.helixbiopharma.com

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR PROXY TODAY.